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robert.zecher@shearman.com	January 11, 2012
(212) 848-4763

Bo Howell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

First Eagle Global Income Builder Fund (the “Fund”)
File Nos. 033-63560 and 811-07762

Dear Mr. Howell:

Thank you for your comments regarding the registration statement on Form N-1A of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2011 (the “Registration Statement”). Below, we describe the changes the Fund will make to the Registration Statement in response to the Staff’s comments.

Capitalized terms used but not otherwise defined have the meaning ascribed to them in the Registration Statement.

I.		Prospectus – Inside Cover Page

1.

COMMENT: You commented that we should remove both introductory paragraphs from the inside cover of the Prospectus. You mentioned that the included language is not necessary for the purposes of Item 1(a).

RESPONSE: Item 1(a) specifies the permitted information on a cover page, but is not absolute. Item 1(a) leaves latitude by referring to “any additional information” that is not otherwise misleading, obscuring, etc. We believe these brief introductory paragraphs, which introduce the Fund and introduce the Portfolio Managers, are the type of “additional information” permitted by this instruction. We respectfully prefer to retain the information as is.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Bo Howell	January 11, 2012

II.		Summary – Page 4 – Investment Objective

2.

COMMENT: You commented that we should modify the Fund’s current investment objective. In particular, you requested that we distinguish “current income generation” as a primary investment objective of the Fund and “long-term growth of capital” as a non-primary investment objective of the Fund.

RESPONSE: We have reviewed a number of other fund families’ registration statements (e.g., Wells Fargo Advantage Funds, JPMorgan Funds, Thornburg Equity Funds, etc.) and believe the language in the Fund’s Registration Statement is substantially similar to those other funds’ disclosure; none of which prioritizes income generation over capital growth and each of which reference both as an investment objective. We respectfully prefer to keep the investment objectives as-is.

	3.	COMMENT: You commented that we should remove the following portion of the Fund’s investment objective and include it as part of the Item 9 disclosure after the summary:

“…by investing in a range of asset classes, including dividend-paying equities as well as corporate and other fixed income instruments, including high-yield debt, from markets in the United States and throughout the world.”

RESPONSE: We will make the requested change.

III.		Summary – Page 4 – Fees and Expenses

4.

COMMENT: You commented that certain purchases of Class A Shares may be subject to a 1% Contingent Deferred Sales Charge; disclosed on pages 24 and 25 of the Fund’s prospectus. You requested that we include reference to this fee in the Fee and Expense Table of the summary.

RESPONSE: We respectfully disagree that it is appropriate to include the 1% Contingent Deferred Sales Charge in the Fee and Expense Table. This fee bears little resemblance to a customary CDSC of the type that is potentially applied to most purchases within a given class of shares. Rather, because it applies only to very large share purchases, including it in the fee table as though it were generally applicable is, in our view, more confusing than useful for most readers. In particular, the narrow circumstances in which that such fee would apply are typically limited to purchases, subsequently redeemed within 18 months, (i) aggregating (on a single trade date) $1 million or more by any

Bo Howell	January 11, 2012

“person,” (which term includes any account having the same mailing address or tax identification number), (ii) accounts with completed letters of intention of$1 million or more, and (iii) certain employer sponsored retirement plans investing through an omnibus account making any single purchase of Class A Shares of $1 million or more. That being said, we have included a footnote in the Sales Charge table on page 24 of the Registration Statement, linked to sales over$1 million, which reads as follows:

“No sales charge is payable at the time of purchase on investments of $1 million or more. A Contingent Deferred Sales Charge of 1.00% may be imposed on certain purchases of Class A shares (as defined below).”

	5.	COMMENT: You have asked us to confirm that Acquired Fund fees and expenses are less than one (1) b.p.

RESPONSE: Confirmed.

IV.		Summary – Page 5 – Fees and Expenses

	6.	COMMENT: You requested that we remove the word “voluntarily” from the discussion of the Fee Waiver and Expense Reimbursement Agreement.

RESPONSE: The Fund will delete the word “voluntarily” and in lieu thereof include the word “contractually”.

7.

COMMENT: You commented on the line item in the Fee and Expense Table titled “Distribution (12b-1)/Service Fees”; specifically requesting the Fund to use the title for this line item from the Forms’ instructions.

RESPONSE: The Fund will make the requested change by replacing “Distribution (12b-1)/Service Fees” with the following: “Distribution and Service (12b-1) Fees”.

V.		Summary – Page 6 – Principal Investment Strategies

8.

COMMENT: You requested that in the Principal Investment Strategies section of the summary, we include disclosure that the Fund will “invest significantly” in markets outside the United States and that the Fund will invest in multiple non-U.S. countries.

Bo Howell	January 11, 2012

RESPONSE: We have reviewed a number of other fund families’ registration statements (e.g., Eaton Vance Funds, The Oakmark Funds, Oppenheimer Funds, etc.) and believe our language in the Registration Statement is substantially similar to those funds’ disclosures, none of which indicate that foreign investments will comprise a “significant” portion of the funds’ investments. We respectfully prefer to keep the investment objectives as-is.

With regard to your comment that we indicate that the Fund will invest in multiple non-U.S. countries, we will make the requested change.

9.

COMMENT: You commented that in the Principal Investment Strategies section of the summary, we should include (i) the term “junk bonds”, (ii) reference to the lowest-rated securities which the Fund may invest in, and (iii) discussion of the Fund’s maturity policy. In particular, you requested that we import language similar to that of the sentence of the Risks of Debt Investments section on Page 13 into the Principal Investment Strategies section.

RESPONSE: Regarding comment (i) above, we will make the requested change to the Principal Investment Strategies section by adding the words “(commonly referred to as “junk bonds”)” after the reference to below investment-grade securities in the first sentence thereof.

Regarding comment (ii) above, we will make the requested change to the Principal Investment Strategies section by adding the following as the penultimate sentence of the second paragraph thereof:

“The Fund may invest in securities with any investment rating, as well as unrated securities.”

Regarding comment (iii) above, the Fund does not have any established maturity policies to disclose. Although the Fund typically (i) will purchase bonds with 10-year maturities or less, and (ii) will not hold bonds to maturity, these practices are not tied to a stated policy. We therefore instead will note that the Fund may purchase and hold securities of any duration.

10.

COMMENT: Citing the Staff’s July 30, 2010 letter to the Investment Company Institute, you commented that the Fund should include narrowly tailored language specifying the Fund’s primary uses of derivatives products.

RESPONSE: The Fund will make the requested change to the Principal Investment Strategies section by adding the following sentence:

Bo Howell	January 11, 2012

“The Fund may also invest (typically for hedging purposes) in derivative instruments such as options, futures contracts and options on futures contracts, credit default swaps, and swaps and options on indices.”

We have also included the following as the final sentence of the derivative risk disclosure in the summary section of the Registration Statement:

“The Fund may use derivatives in seeking to reduce the impact of foreign exchange rate changes on the Fund’s value. The Fund may at times also purchase derivatives linked to relevant market indices as either a hedge or for investment purposes.”

	11.	COMMENT: You commented that we should remove the final sentence of the Principal Investment Strategies section and include it as part of the Item 9 disclosure after the summary.

RESPONSE: The Fund will make the requested change.

VI.		Summary – Page 6 – Principal Investment Risks

	12.	COMMENT: You commented that we should include disclosure regarding “Defaulted Securities Risk” and “Illiquid Securities Risk” in the discussion of the Fund’s principal investment risks in the summary.

RESPONSE: In response to your request to include disclosure regarding risks associated with defaulted securities, the Fund will include the following risk factor to the summary:

“High Yield Risk — The Fund may invest in high yield securities (commonly known as “junk bonds”) which may be subject to greater levels of interest rate, credit (including issuer default) and liquidity risk than investment grade securities and may experience extreme price fluctuations. The securities of such companies may be considered speculative and the ability of such companies to pay their debts on schedule may be uncertain.”

Regarding your comment to include disclosure of “Illiquid Securities Risk”, we believe this is covered by the current risk disclosure titled “Illiquid Investment Risk” on page 8 of the Registration Statement.

Bo Howell	January 11, 2012

	13.	COMMENT: You noted that we have Small and Medium-Size Company Risk disclosure and suggested we also include disclosure specific to larger companies.

RESPONSE: While we appreciate your comment, we respectfully disagree with that approach and prefer to leave the disclosure as-is. The basis for disclosure of the risks associated with investments in small and medium-size companies is to highlight the special risks that investments in those companies may present. By contrast, we do not believe it is customary to view investing in larger companies as similarly presenting special risks simply because of their size. We have found numerous examples of risk disclosures relating to investments in small and medium-size companies that make no mention of large companies and contain no corollary statements for large companies.

14.

COMMENT: You commented that, as a general rule, we should avoid the use of internal cross-references within the Registration Statement. In particular, you requested that we remove the final sentence of the Principal Investment Risks section on Page 10, which contains a cross-reference to the More Information about the Fund’s Investments section.

RESPONSE: The Fund will make the requested change.

VII.		Summary – Page 11 – Our Management Team

15.

COMMENT: You commented that, in the Our Management Team section, we introduce the Adviser and the Portfolio Managers in the same sentence. You requested that we separate our discussion of the Adviser and the Portfolio Managers.

RESPONSE: The Fund will make the requested change by adding the following as the first paragraph of the Our Management Team section:

“First Eagle Investment Management, LLC serves as the Adviser to the Fund.”

	16.	COMMENT: You commented that we have not included the dates on which the Portfolio Managers began managing the Fund. You requested that we disclose these dates in the Our Management Team section.

RESPONSE: The Fund will make the requested change by disclosing that the Portfolio Managers began their tenure with the Fund on the inception date of the Fund.

Bo Howell	January 11, 2012

VIII.		Summary – Page 11 – Additional Information

17.

COMMENT: You commented that the “Additional Information” section is not required by Items 2-8 (the summary section) of the Form’s instructions. You requested that we remove this from the summary section.

RESPONSE: The Fund will make the requested change to the Registration Statement.

IX.		Summary – Page 15 – Tax Information

18.

COMMENT: You commented that our Tax Information section does not disclose potential tax consequences of the withdrawal from a tax-deferred account. You requested that we include disclosure in the Tax Information section indicating that taxes may be due upon the withdrawal of funds from a tax-deferred account.

RESPONSE: We have reviewed a number of other fund families’ registration statements (e.g. Touchstone Fund Group Trust, Eaton Vance Funds, Federated Funds, etc.) and believe our language in the Registration Statement is substantially similar to those funds’ disclosure; none of which contains any statements regarding the imposition of taxes or penalties in the event a shareholder withdraws from a tax-deferred account. Nor does it appear that the Form N-1A instructions require the type of disclosure requested. We respectfully prefer to keep the disclosure as-is.

	19.	COMMENT: You commented that the Defensive Investment Strategies section should not be included in the summary section. You requested that we move this discussion out of the summary section.

RESPONSE: After reviewing the Registration Statement, we note that the defensive investment strategies discussion is already located outside the summary section (Items 2-8 of the Form’s instructions).

X.		More Information about the Fund’s Investments – Page 13

20.

COMMENT: You commented that Item 9 of the Form’s instructions require the Fund to restate the Fund’s investment objective, principal investment strategies and principle investment risks. You requested that we include such disclosure in this section.

Bo Howell	January 11, 2012

RESPONSE: The Fund will make the requested changes by adding the disclosure found on Annex A to this letter directly after the summary section of the Prospectus.

	21.	COMMENT: You commented that, in the final sentence of the Risks of Foreign Investments disclosure, we remove the word “may” and instead replace it with the word “will.”

RESPONSE: The Fund will make the requested change.

XI.		Fund Management – Page 17 – The Adviser

	22.	COMMENT: You commented that we should include reference to the Adviser’s address and a discussion of the Portfolio Managers professional experience over the past five years.

RESPONSE: The Fund will make the requested change.

XII.		Once You Become A Shareholder – Page 39 – Short-Term Trading Policies

23.

COMMENT: You commented that we should add additional disclosure relating to “market timing” policies under the Short Term Trading Policies section. In particular, you noted that we should state how many round trips and over what period might be problematic.

RESPONSE: While we appreciate your comment, we respectfully disagree with that approach and prefer to leave the disclosure as-is. The Fund’s existing disclosure already includes a statement as follows: “The Fund may deem a single trade or exchange as subject to these [market timing] procedures.” The Fund further believes that additional detail as to its internal processes to identify inappropriate short-term trading could actually be counterproductive, potentially allowing investors to tailor their trading to circumvent the Fund’s rules.

XIII.		Statement of Additional Information (“SAI”) – Page 23 – Investment Restrictions of the Global Income Builder Fund

24.

COMMENT: You initially commented that non-fundamental investment restriction (c), relating to concentration, should be included as a fundamental investment restriction. In our discussions with you, we noted that non-fundamental investment restriction (c) is intended to interpret fundamental

Bo Howell	January 11, 2012

investment restriction 4. You requested that we add language to link the two restrictions.

RESPONSE: We will remove the interpretive discussion of our industry concentration policy.

**********

The First Eagle Funds acknowledge that should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4763.

Very truly yours,

/s/ Robert A. Zecher

Bo Howell	January 11, 2012

Annex A

[The below will be found after the summary section of the Registration Statement in response to Comment 20 above.]

Investment Objective

The Fund seeks current income generation and long-term growth of capital.

Investment Strategy

The Fund seeks to obtain its investment objective by investing in a range of asset classes, including dividend-paying equities as well as corporate and other fixed income instruments, including high yield debt, from markets in the United States and throughout the world. There is no guarantee that the Fund will achieve its objective.

Principal Investment Risks

The following provides general information on risks associated with the types of securities in which the Fund principally invests. Additional risks associated with investing in the Fund are further described in the Fund’s Statement of Additional Information, which is available on request (see back cover).

Market Risk

In general, the share price of the Fund fluctuates in reaction to stock market movements. This means that the shares of the Fund can fall in value. For reasons not necessarily attributable to what are often referred to as a company’s “fundamentals” (i.e., its prospects based on a measured analysis of its assets, management skills, market position, etc.), the price of a company’s securities acquired by the Fund may decline substantially. In particular, investing at what may appear to be “undervalued” levels is no guarantee that the purchased assets will not be trading at even more “undervalued” levels at a time of sale by the Fund.

Foreign Investment Risk

Foreign investments involve certain inherent risks that are different from those of domestic investments, including political or economic instability of the issuer or the country of issue, less government supervision and regulation of foreign securities exchanges, changes in foreign currency and exchange rates, less public information about foreign companies, greater price fluctuations, and the possibility of adverse changes in investment or exchange control regulations. Currency fluctuations may also affect the net asset value of the Fund irrespective of

Bo Howell	January 11, 2012

the performance of the underlying investments in foreign issuers. Foreign governments can also levy confiscatory taxes, expropriate assets and limit repatriations of assets. These risks may be more pronounced with respect to investments in emerging markets. As a result of these and other factors, foreign securities may be subject to greater price fluctuation than securities of U.S. companies. The Fund may invest significantly in foreign securities and other foreign investments.

Credit Risk

Credit risk is the risk that the issuer of a bond or other instrument will not be able to make payments of interest and principal when due. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. The Fund could lose money if the issuer of a security is unable to meet its financial obligations or goes bankrupt.

Interest Rate Risk

Fluctuations in interest rates will affect the value of the Fund. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. Long-term debt securities, mortgage-backed securities and fixed income obligations are generally more sensitive to interest rate changes.

Changes in Debt Ratings

The Fund’s portfolio investments are subject to the risk of downgrade by a ratings agency. Ratings downgrades generally affect the value of the downgraded security and are likely to result in both decreased demand for the security and an investor expectation of a higher rate of return on the security.

Convertible Security Risk

Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities may gain or lose value due to changes in the issuer’s operating results, financial condition, and credit rating and changes in interest rates and other general economic, industry and market conditions. Convertible securities generally have higher yields than common stocks of the same or similar issuers, but lower yields than comparable non-convertible securities. They may be less subject to fluctuation in value than the

Bo Howell	January 11, 2012

underlying stock because they have fixed income characteristics, and provide the potential for capital appreciation if the market price of the underlying common stock increases.

Illiquid Investment Risk

Investments in issuers whose debt have the lowest investment grade ratings are considered to have speculative characteristics. Certain debt instruments that are unrated may be considered by the Adviser to be equivalent to high-yield (below investment grade, often referred to as “junk bonds”). On balance, investments in issuers whose debt are considered high-yield are considered predominately speculative with respect to the issuer’s capacity to pay interest and repay principal according to the terms of the obligation and, therefore, carry greater investment risk, including the possibility of default and bankruptcy. They are likely to be less marketable and more adversely affected by economic downturns than higher-quality debt securities.

The Fund may invest in debt investments without considering the maturity of the instrument. Debt investments have varying levels of sensitivity to changes in interest rates. In general, the price of a debt instrument can fall when interest rates rise and can rise when interest rates fall. Instruments with longer maturities can be more sensitive to interest rate changes. In other words, the longer the maturity of a debt investment, the greater the impact a change in interest rates could have on its price. In addition, short- term and long-term interest rates do not necessarily move in the same amount or the same direction.

High Portfolio Turnover Risk

The Fund’s investment strategies, which permit the Fund to hold instruments of any remaining duration and to trade those securities rather than holding them to maturity, may result in high turnover rates. The rate of portfolio turnover is calculated by dividing the lesser of the cost of purchases or the proceeds from sales of portfolio securities (excluding short-term U.S. government obligations and other short-term investments) for the particular fiscal year by the monthly average of the value of the portfolio securities (excluding short-term U.S. government obligations and short-term investments) owned by the Fund during the particular fiscal year. A high turnover rate may increase the Fund’s brokerage commission costs, which would reduce performance. Rapid portfolio turnover also exposes shareholders to a higher current realization of short-term gains, which could result in a greater tax liability.

Derivatives Risk

Futures contracts or other “derivatives,” including hedging strategies, present risks related to their significant price volatility and risk of default by the counterparty to the contract. Derivatives are subject to counterparty risk, which is the risk that a loss may be sustained by the

Bo Howell	January 11, 2012

Fund as a result of the insolvency or bankruptcy of the other party to the transaction or the failure of the other party to make required payments or otherwise comply with the terms of the transaction. Changing conditions in a particular market area, such as those experienced in the subprime and non-agency mortgage market over recent years, whether or not directly related to the referenced assets that underlie the transaction, may have an adverse impact on the creditworthiness of the counterparty.

New Fund Risk

The Fund is new with no operating history and there can be no assurance that the Fund will grow or maintain an economically viable size. Investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.

Risks of Small and Medium-Size Companies

In addition to investments in larger companies, the Fund may invest in smaller and medium-size companies, which historically have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller companies, the lower degree of liquidity in the markets for such securities and the greater sensitivity of smaller companies to changing economic conditions. In addition, smaller companies may lack depth of management, they may be unable to generate funds necessary for growth or development, or they may be developing or marketing new products or services for which markets are not yet established and may never become established. The Trust considers small companies to be companies with market capitalizations of less than $1 billion and medium-size companies to have market capitalizations of less than $10 billion.

Bank Loan Risk

The Fund may invest in bank loans. These investments potentially expose the Fund to the credit risk of both the financial institution and the underlying borrower. The Fund’s ability to receive payments in connection with the loan depends primarily on the financial condition of the borrower. Even investments in secured loans present risk, as there is no assurance that the collateral securing the loan will be sufficient to satisfy the loan obligation. The market for bank loans may be illiquid and the Fund may have difficulty selling them. In addition, bank loans

Bo Howell	January 11, 2012

often have contractual restrictions on resale, which can delay the sale and adversely impact the sale price.

Real Estate Risk

The Fund may invest in real estate investment trusts (“REITs”), which are subject to risks affecting real estate. REITs are subject to substantial cash flow dependency, defaults by borrowers, self-liquidation, and the risk of failing to qualify for tax-free pass-through of income under the Code, and/or to maintain exemptions from the Investment Company Act of 1940. The Fund’s investments in REITs present certain further risks that are unique and in addition to the risks associated with investing in the real estate industry in general. The real estate industry has been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future.